Exhibit 3.1
                            ARTICLES OF AMENDMENT OF
                       ENERGROUP TECHNOLOGIES CORPORATION

     Pursuant to section 16-10a-1003 of the Utah Revised Business Corporation Act, Energroup Technologies Corporation, a Utah corporation, hereinafter referred to as the "Corporation," hereby adopts the following Articles of Amendment to its Articles of Incorporation.

     1. Reverse Split. The Corporation's Articles of Incorporation are hereby amended to effect a 1-for-7 reverse stock split in the issued and outstanding shares of the Corporation's common stock (the "Reverse Stock Split") as follows:

     At the close of business on the effective date of this Amendment, the Corporation shall effect a reverse split in its issued and outstanding shares of Common Stock so that the 13,497,421 shares currently issued and outstanding shall be reverse split, or consolidated, on a 1-for-7 basis and, except as provided below, shareholders shall receive one share of the Corporation's post-split Common Stock, $0.001 par value, for each 7 shares of Common Stock, $0.001 par value, held by them on the effective date of the reverse split. The reverse split shall be implemented so that, with regard to shareholders of record on July 9, 2007 (the "Record Date"), the record date for the Special Meeting at which the reverse stock split was considered and voted upon: (i) no shareholder who owned fewer than 100 shares of record on the Record Date shall be affected by the reverse stock split and his or her shareholdings shall remain unchanged; and (ii) no shareholder who held 100 or more shares of record on the Record Date shall have his or her ownership reduced to fewer than 100 shares of post-split Common Stock as a result of the reverse stock split. No scrip or fractional shares will be issued in connection with the reverse split and any fractional interests will be rounded up to the nearest whole share. The reverse split will not result in any modification of the rights of stockholders, and will have no effect on the stockholders' equity in the Corporation except for a transfer from stated capital to additional paid-in capital. All shares returned to the Corporation as a result of the reverse split will be canceled and returned to the status of authorized and unissued shares.

     2. Effective Date. This Amendment shall become effective on August 20, 2007 (the "Effective Date") prior to the effectiveness of the Articles of Merger pertaining to the merger of the Corporation with and into Energroup Holdings Corporation, a Nevada corporation.

     3. No Other Amendments. Except as specifically provided herein, the Corporation's Articles of Incorporation shall remain unmodified and shall continue in full force and effect.

     4. Corporate Approval. By execution hereof, the Corporation's President certifies that the foregoing Articles of Amendment were (i) approved and adopted by the Corporation's board of directors, and (ii) were authorized and approved by its shareholders at a special meeting held on August 14, 2007 at which 11,200,000 shares, or 83% of the 13,497,421 shares of the Corporation's common stock that were issued and outstanding on the record date of July 9, 2007, were voted in favor of the Amendment. The shares were voted individually and not as a class. The shares voted in favor of the Amendment constituted a majority of the Corporation's issued and outstanding shares on the record date and the Amendment was duly approved by the Corporation's shareholders.

         Dated as of the 14th day of August 2007.

                                              Energroup Technologies Corporation

                                              By /s/ Timothy P. Halter
                                                -----------------------------
                                              Timothy P. Halter, President